Press Release
CAE reports fourth quarter and full fiscal year 2026 results and targets significant cost savings and profitability growth as part of transformation plan
•Fourth quarter FY2026 revenue of $1,326.7 million, diluted EPS of $0.23 and adjusted EPS(1) of $0.42
•Full-year FY2026 revenue of $4.9 billion, diluted EPS of $0.97 and adjusted EPS of $1.20
•Transformation plan targeting $125 million to $150 million annual transformation run-rate savings(1) by fiscal 2030 (fiscal year ended March 31, 2030)
•Targeting $950 million to $1 billion of adjusted segment operating income (under our updated definition)(1) in fiscal 2030 with a strong cash conversion rate(1)
Montreal, Canada, May 21, 2026 - (NYSE: CAE; TSX: CAE) - CAE Inc. (CAE or the Company) today reported its financial results for the fourth quarter ended March 31, 2026. For more information, please refer to the Annex for Fourth Quarter and Fiscal Year 2026 available at cae.com/investors.

"We delivered solid performance overall in fiscal 2026, notwithstanding a softer civil training market and volatility in the Middle East", said Matthew Bromberg, CAE’s President and CEO. "We made important strategic progress positioning CAE to capture generational growth opportunities in the defence market by forging new partnerships with major OEMs and advancing integrated training and mission rehearsal opportunities for customers seeking sovereign capabilities. We also executed a successful leadership transition, strengthening and aligning our executive team to drive greater integration and synergies across the organization, and put in place the transformation plan we are now executing.

There is significant work ahead to unlock the full value creation potential of CAE, and fiscal 2027 will be a year of disciplined execution as we strengthen the business and position it for long-term performance. We have a comprehensive transformation plan, supported by clear processes, aligned incentives, and a high-performing team. Our transformation plan is focused on three priorities: sharpening our portfolio, strengthening capital discipline, and elevating operational performance. Underlying all three priorities is an equally important objective: reinforcing a culture of accountability, performance and execution across the organization. We believe this cultural evolution is foundational to sustaining long-term performance improvement. We are updating key operating metrics, including how we define adjusted segment operating income, adjusted net income, adjusted EPS, free cash flow and how we measure asset utilization. These changes aim to reinforce disciplined decision‑making, while aligning incentives more closely with shareholder value creation through a greater focus on adjusted segment operating income margins, adjusted return on invested capital (ROIC), and cash conversion rate. Together, these initiatives reflect a better balance of growth with efficiency and returns.

This is a multi-year plan, with multiple initiatives already underway, and we have established the operational and financial visibility required to define long-term targets. Our transformation plan is composed of eight key workstreams and includes removing 10% of our commercial full-flight simulator fleet and relocating and optimizing more than a dozen additional full-flight simulators, which will meaningfully reduce square footage and sites.

As we execute, we are targeting $125 million to $150 million of transformation run-rate savings from these initiatives and others by fiscal 2030, while targeting fiscal 2030 adjusted segment operating income (updated definition) of $950 million to $1 billion and approximately 100% cash conversion (updated definition) over the four-year period, reflecting improved profitability and disciplined capital management. Importantly, we expect more than half of the performance improvement over this period to come from internally driven initiatives within our control, including transformation actions already underway across the business.

We are confident in our ability to deliver materially stronger performance and sustained value creation over time, positioning CAE as a growth company with stronger free cash flow, higher returns on invested capital, expanding margins, and a flexible, resilient capital structure."

(1) This press release includes historical and forward-looking non-IFRS financial measures, non-IFRS ratios, capital management measures, and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. For historical measures, refer to the Non-IFRS and other financial measures section of this press release for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS. For forward-looking measures, refer to Forward-looking financial measures section of this press release for the definitions and reconciliation of these measures to their historical equivalents.

Management outlook and long-term targets, updated financial measures and transformation plan update
CAE's transformation plan, announced in November 2025, reflects management’s view that evolving market conditions and long-term growth opportunities require a more focused portfolio, a streamlined operating footprint and a more accountable, performance-driven culture, with a deliberate shift towards balancing growth with greater efficiency and returns from our asset base and leading market positions.

The transformation is centered on three core principles: (i) aligning the portfolio to CAE’s long-term strategy and areas of competitive advantage, (ii) strengthening capital discipline by prioritizing higher-return investments and optimizing the commercial training network, and (iii) improving operational performance through better integration of people, processes, and technology. Together, these actions are intended to position CAE to deliver sustainable long-term shareholder value.

In fiscal 2027, and in conjunction with our transformation plan, we have also decided to update the composition of certain non-IFRS measures to better align our external reporting with how management measures performance internally, to provide more accurate visibility to investors and to reinforce our cash centric focus on performance. Specifically, adjusted segment operating income, adjusted net income and adjusted EPS will be updated to exclude the impact of amortization of acquired intangible assets, removing a non-cash expense that we do not consider in evaluating the return on invested capital generated through our investing activities (in fiscal 2026, this expense was $86 million), and free cash flow has been revised as of the Q4 results to include all capital expenditures and all capitalized development costs.

For more information, please refer to the Annex for Fourth Quarter and Fiscal Year 2026 available at cae.com/investors.

As part of this transformation plan, CAE is establishing long-term financial targets to be achieved by fiscal 2030:

Fiscal 2030 consolidated financial targets
Annual organic revenue growth	Mid single-digit %
Adjusted segment operating income (updated definition)(1)	$950 million to $1 billion
Cash conversion rate (updated definition)(1)	Cumulative 100% over the 4-year period
Transformation run-rate savings(1)	$125 million to $150 million
Net debt to adjusted EBITDA(1)	Approximately 2.5x

CAE’s transformation plan is expected to progress through a defined path, with fiscal 2027 focused on transformation and repositioning, fiscal 2028 marking a positive inflection as the benefits of these actions begin to be realized, and fiscal 2029 and beyond delivering accelerating performance and compounding value creation. Importantly, more than half of the anticipated performance improvement by fiscal 2030 is expected to be driven by transformation benefits, with the balance supported by volume growth and operating leverage.

Consistent with this trajectory, CAE targets strong cash generation reflecting improved profitability and disciplined capital management. The Company intends to maintain an investment grade credit profile, targeting net debt‑to‑adjusted EBITDA of approximately 2.5x, with flexibility to operate outside this range opportunistically, supported by strong cash generation and disciplined capital allocation. In addition, CAE will evaluate a range of value‑creation opportunities using a return on invested capital framework, prioritizing investments that deliver the highest risk-adjusted returns. These could include internal investments to drive incremental organic growth beyond the transformation plan, potential acquisitions in its core markets and, absent such opportunities, the return of excess cash flow to shareholders.

The fiscal 2030 targets provided in this press release do not constitute guidance or outlook but rather represent management’s current view of the Company’s long-term trajectory and are meant to assist analysts, investors and shareholders in forming their respective views on the Company’s strategy and in measuring progress toward its transformation objectives. The degree of uncertainty inherent in these long-term targets is considerably higher than that associated with CAE’s fiscal 2027 outlook due to the longer time horizon and the greater number of variables that could affect outcomes. As such, the reader is cautioned that using this information for other purposes may be inappropriate and these measures are subject to change as conditions evolve and actual results may differ, and such differences may be material.

The fiscal 2030 targets constitute forward-looking statements and were prepared based on the same methodology and assumptions described in CAE’s MD&A for the fiscal year ended March 31, 2026 and the “Forward-Looking

Statements” section below and are subject to the risks and uncertainties summarized therein. The Company cautions that the assumptions used to prepare the targets, while thoughtfully considered and currently reasonable in the circumstances could prove to be incorrect or inaccurate.

Fiscal 2027 outlook
Fiscal 2027 will be an execution year, defined by actions underway to reshape the business.

These include:
•the rationalization and optimization of the commercial training network;
•the consolidation and optimization of CAE’s global real estate footprint; and
•the evaluation of strategic alternatives for certain non-core businesses.

The total cost of the transformation plan is anticipated to be approximately $200 million to $250 million, with approximately $100 million arising from non-cash charges. Of the total cost, $84 million was incurred in fiscal 2026, with the majority of the balance to be incurred in fiscal 2027.

Additionally, we will incur several transformation-related costs in fiscal 2027 which we will not add-back to reported earnings and free cash flow, which have the effect of reducing the reported results from what they otherwise would have been. These costs include (i) cost inefficiencies associated with network rationalization, footprint optimization and portfolio changes, and (ii) specific investments to modernize the operating platform, including systems and processes. These actions are intended to strengthen the Company's operating foundation and enable the full realization of operational synergies over time.

The Company’s fiscal 2027 outlook excludes potential divestitures, acquisitions, or new joint ventures.

Fiscal 2027 consolidated financial outlook
Revenue	Low-single digit percentage growth
Adjusted segment operating income margin (updated definition)(1)	14.6% to 15.1%
Adjusted EPS (updated definition)(1)	$1.21 to $1.28
Cash conversion rate (updated definition)(1)	85% to 95%

In fiscal 2027, management expects consolidated revenue to increase by a low-single digit percentage, with Civil revenue expected to be flat to slightly down and Defense expected to grow at a mid-single digit rate.

On a consolidated basis, management expects fiscal 2027 adjusted segment operating income margin (updated definition)(1) to be 14.6% to 15.1%. This outlook reflects the combined effect of continued margin expansion in Defense, temporarily lower profitability in Civil, transformation-related actions, temporary cost inefficiencies associated with network rationalization and relocations, and elevated investment levels intended to support stronger long-term performance, with benefits expected to build progressively over time.

In Defense, CAE expects continued growth and increased profitability, supported by strong demand and adjusted backlog conversion. In Civil, performance is expected to remain below prior levels, reflecting ongoing softness in the civil aviation training market, softer demand for products, and the impact of optimization actions currently underway.

Ongoing geopolitical uncertainty in the Middle East is affecting CAE's operations and customers in the region. Currently, the Company is experiencing month-by-month operational and financial impacts associated with the conflict and undertaking mitigation actions, including the redeployment of certain training activities within its global network. Our outlook assumes that the Middle East conflict winds down in the first half of our fiscal year. Further deterioration in regional conditions, including sustained increases in fuel prices, broader effects on airline activity, customer operations, or supply chains, could result in additional pressure on performance.

This outlook is provided as at May 21, 2026, to assist analysts, investors and shareholders in forming their respective views on CAE’s expected performance for the fiscal year ending March 31, 2027. This outlook constitutes forward‑looking information and is based on multiple estimates and assumptions, including those set out in the “Forward-Looking Statements” section below, and are subject to the risks and uncertainties summarized therein. As such, the reader is cautioned that using this information for other purposes may be inappropriate and these measures are subject to change as conditions evolve and actual results may differ, and such differences may be material. The Company cautions that the assumptions used to prepare the outlook could prove to be incorrect or inaccurate.

Consolidated results for fiscal 2026(1)
Fourth quarter fiscal 2026 revenue was $1,326.7 million, an increase compared to $1,275.4 million last year. Fourth quarter diluted EPS was $0.23 compared to $0.42 last year. Adjusted EPS was $0.42 compared to $0.47 last year. Operating income this quarter was $127.4 million (9.6% of revenue(1)), compared to $239.9 million (18.8% of revenue) last year. This period's operating income included restructuring costs of $84.4 million. Last year's operating income included costs related to shareholder matters of $10.6 million and executive management transition costs of $8.3 million. Fourth quarter adjusted segment operating income was $211.8 million (16.0% of revenue(1)) compared to $258.8 million (20.3% of revenue) last year.

Annual fiscal 2026 revenue was $4.9 billion, an increase compared to $4.7 billion last year. Annual diluted EPS was $0.97 compared to $1.27 in fiscal 2025. Annual adjusted EPS was $1.20 this year compared to $1.21 last year. Annual operating income was $612.3 million (12.5% of revenue), compared to $729.2 million (15.5% of revenue) last year. This period's operating income included executive management transition costs of $14.0 million and restructuring, integration and acquisition costs of $84.4 million. Last year's operating income included the gain on fair value remeasurement of SIMCOM of $72.6 million, costs related to shareholder matters of $10.6 million, executive management transition costs of $8.3 million and restructuring, integration and acquisition costs of $56.5 million. Adjusted segment operating income was $710.7 million (14.5% of revenue) compared to $732.0 million (15.5% of revenue) last year. All financial information is in Canadian dollars unless otherwise indicated.

Summary of consolidated results

(amounts in millions, except per share amounts)	FY2026	FY2025	Variance %	Q4-2026	Q4-2025	Variance %
Revenue	$4,914.0	4,707.9	4%	1,326.7	1,275.4	4%
Operating income	$612.3	729.2	(16%)	127.4	239.9	(47%)
Adjusted segment operating income(1)	$710.7	732.0	(3%)	211.8	258.8	(18%)
As a % of revenue(1)%	14.5	15.5		16.0	20.3
Net income attributable to equity
holders of the Company	$313.1	405.3	(23%)	73.1	135.9	(46%)
Basic earnings per share (EPS)	$0.98	1.27	(23%)	0.23	0.42	(45%)
Diluted EPS	$0.97	1.27	(24%)	0.23	0.42	(45%)
Adjusted EPS(1)	$1.20	1.21	(1%)	0.42	0.47	(11%)
Adjusted order intake(1)	$5,026.2	7,703.5	(35%)	1,611.3	1,337.5	20%
Adjusted backlog(1)	$19,258.6	20,142.2	(4%)	19,258.6	20,142.2	(4%)
(1) This section of this press release includes historical non-IFRS financial measures, non-IFRS ratios, capital management measures, and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Civil Aviation (Civil)
Fourth quarter Civil revenue was $746.7 million, an increase of 3% compared to the same quarter last year. Operating income was $88.0 million (11.8% of revenue) compared to $197.4 million (27.1% of revenue) in the fourth quarter last year. Fourth quarter Civil adjusted segment operating income was $152.4 million (20.4% of revenue), compared to $208.4 million (28.6% of revenue) in the fourth quarter last year. In the fourth quarter, Civil training centre utilization was 73% and 17 full-flight simulators (FFSs) were delivered to customers.

Annual Civil revenue was $2,741.6 million, up 1% compared to last year. Annual operating income was $437.9 million (16.0% of revenue) compared to $605.3 million (22.3% of revenue) last year, and annual adjusted segment operating income was $510.5 million (18.6% of revenue) compared to $581.5 million (21.5% of revenue) last year. For the year, Civil training centre utilization was 70% and 52 FFSs were delivered to customers.

During the quarter, Civil signed training and operational support solutions contracts valued at $965.2 million. These included the sale of 20 FFSs and long-term training and digital flight services contracts.

For the year, Civil booked orders for $2.6 billion, including 42 FFS sales (vs. 56 in the prior fiscal year) and comprehensive, long-term training agreements with customers worldwide.

The Civil book-to-sales ratio was 1.29x for the quarter and 0.96x for the last 12 months. The Civil adjusted backlog at the end of the year was $8.4 billion, which is 5% lower from the prior year period.

Summary of Civil Aviation results

(amounts in millions)		FY2026	FY2025	Variance %	Q4-2026	Q4-2025	Variance %
Revenue		$2,741.6	2,709.3	1%	746.7	728.4	3%
Operating income		$437.9	605.3	(28%)	88.0	197.4	(55%)
Adjusted segment operating income		$510.5	581.5	(12%)	152.4	208.4	(27%)
As a % of revenue	%	18.6	21.5		20.4	28.6
Adjusted order intake		$2,641.8	3,717.4	(29%)	965.2	741.8	30%
Adjusted backlog		$8,437.2	8,846.6	(5%)	8,437.2	8,846.6	(5%)

Supplementary non-financial information
Simulator equivalent unit		301	286	5%	305	298	2%
FFSs in CAE's network		371	363	2%	371	363	2%
FFS deliveries		52	61	(15%)	17	15	13%
Utilization rate	%	70	74		73	75

Defense and Security (Defense)
Fourth quarter Defense revenue was $580.0 million, an increase of 6% compared to the same quarter last year. Operating income was $39.4 million (6.8% of revenue), compared to an operating income of $42.5 million (7.8% of revenue) in the fourth quarter last year. Fourth quarter Defense adjusted segment operating income was $59.4 million (10.2% of revenue), compared to $50.4 million in the fourth quarter last year.

Annual Defense revenue was $2,172.4 million, 9% higher compared to last year. Annual operating income was $174.4 million (8.0% of revenue) compared to $123.9 million (6.2% of revenue) last year, and annual adjusted segment operating income was $200.2 million (9.2% of revenue), compared to $150.5 million (7.5% of revenue) last year.

During the quarter, Defense booked orders for $646.1 million, bringing the full-year total to $2.4 billion.

The Defense book-to-sales ratio was 1.11x for the quarter and 1.10x for the last 12 months. The Defense adjusted backlog at the end of the year was $10.8 billion.

Summary of Defense and Security results

(amounts in millions)		FY2026	FY2025	Variance %	Q4-2026	Q4-2025	Variance %
Revenue		$2,172.4	1,998.6	9%	580.0	547.0	6%
Operating income		$174.4	123.9	41%	39.4	42.5	(7%)
Adjusted segment operating income		$200.2	150.5	33%	59.4	50.4	18%
As a % of revenue	%	9.2	7.5		10.2	9.2
Adjusted order intake		$2,384.4	3,986.1	(40%)	646.1	595.7	8%
Adjusted backlog		$10,821.4	11,295.6	(4%)	10,821.4	11,295.6	(4%)

Additional financial highlights
Net finance expense this quarter amounted to $46.5 million, compared to $54.1 million in the preceding quarter and $56.5 million in the fourth quarter last year. The decrease was mainly due to lower finance expense on long‑term debt due to a decreased level of borrowings during the period.

Income tax expense this quarter was $6.6 million, representing an effective tax rate of 8%, compared to an effective tax rate of 25% in the fourth quarter last year. The adjusted effective tax rate(1), which is the income tax rate used to determine adjusted net income and adjusted EPS, was 17% this quarter compared to 25% in the fourth quarter of last year. The decrease in the adjusted effective tax rate was mainly attributable to the mix of income from various jurisdictions.

Net cash provided by operating activities was $185.6 million for the quarter compared to $322.7 million in the fourth quarter last year. Free cash flow was $135.0 million for the quarter compared to $194.2 million in the fourth quarter last year. For the year, net cash provided by operating activities was $791.9 million compared to $896.5 million last year and free cash flow was $473.8 million, compared to $474.9 million in the same period last year. The cash conversion rate(1) for fiscal year 2026 was 123%, using CAE's updated definition of free cash flow which includes total capital expenditures.

Growth and maintenance capital expenditures(1) totalled $42.7 million this quarter and $287.8 million for the year, representing a 19% decrease compared to fiscal 2025, primarily reflecting a 29% reduction in Civil capital investment.

Net debt(1) at the end of the year was $2,681.8 million for a net debt-to-adjusted EBITDA(1) of 2.29 times. This compares to net debt of $2,782.3 million, for a net debt-to-adjusted EBITDA of 2.30 times at the end of the preceding quarter.

Adjusted ROIC(1) was 7.6% this quarter compared to 7.8% last quarter and 8.0% in the fourth quarter last year.

During the quarter, CAE repurchased and cancelled a total of 85,100 common shares under the NCIB, at a weighted average price of $36.35 per common share, for a total consideration of $3.1 million.

(1) This section of this press release includes historical non-IFRS financial measures, non-IFRS ratios, capital management measures, and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the MD&A and CAE’s consolidated financial statements for the year ended March 31, 2026, which are available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q4 and full FY2026
Calin Rovinescu, Executive Chairman of the Board; Matthew Bromberg, CAE President and CEO; Ryan McLeod, Chief Financial Officer; and Andrew Arnovitz, Chief Strategy Officer will conduct an earnings conference call tomorrow at 8:00 a.m. ET. The call is intended for analysts and institutional investors. Participants can listen to the conference by dialing + 1-800-990-2777 (Conference ID: 60970). The conference call will also be audio webcast live at www.cae.com.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect or anticipate may occur in the future including, for example, statements about our fiscal 2027 consolidated financial outlook (under "Fiscal 2027 outlook"), long-term transformation plan targets to fiscal 2030 (under "Management outlook and transformation plan update"), transformation costs and savings, vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, capital spending, expansions and new initiatives, including initiatives that pertain to sustainability matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of the industry, expected annual recurring cost savings from operational excellence programs, management of the supply chain, estimated addressable markets, demand for CAE’s products and services, access to capital resources, our financial position, expected accretion in various financial metrics, expected capital returns to shareholders, business outlook and opportunities, objectives, development, plans, growth strategies and other strategic priorities, our competitive and leadership position in our markets, expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, and other statements that are not historical facts.

Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of May 21, 2026 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. CAE expects to report on its progress toward the fiscal 2030 transformation plan targets as required by law. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after May 21, 2026. However, the long-term transformation plan targets reflect the assumed pursuit of strategic alternatives for certain non-core businesses identified as part of the transformation plan. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2027 financial results and our long-term transformation plan targets, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. In particular, the fiscal 2030 targets reflect management's current view of the Company's long-term trajectory and are provided for the purpose of assisting investors and others in measuring progress toward its transformation objectives. Given the longer time horizon, these ambitions are subject to a greater degree of uncertainty and a wider range of variables that could affect outcomes relative to the fiscal 2027 outlook.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation, prevailing market conditions, customer receptivity to our training and operational support solutions, moderate GDP growth and inflation broadly consistent with consensus economic forecasts, stability in global interest rates and foreign exchange rate markets in which the Company operates, no material deterioration in the global geopolitical, trade and tariff environment beyond currently prevailing conditions, no material impact from the ongoing United States-Mexico-Canada Agreement renewal process, an adjusted effective income tax rate broadly consistent with the Company's current jurisdictional mix of earnings, with statutory tax rates remaining broadly stable, no material financial, operational or competitive consequences from changes in regulations affecting our business, continued secular growth in global air travel demand broadly in line with historical trends relative to GDP growth, sustained increase in defence spending by NATO and allied nations, Canadian federal government commitment to increased defence spending, successful ramp-up of recently awarded contracts and adjusted backlog conversion over the plan period, our ability to effectively execute and retire the remaining legacy contracts while managing the risks associated therewith, continued strong performance from existing joint venture partnerships, successful execution of the multi-year transformation plan, including identified transformation initiatives embedded in the baseline, progressing to full transformation run-rate savings of $125 million to $150 million by fiscal 2030, planned headcount reductions and facility consolidations proceeding within targeted timeframes and in compliance with local law and employee consultation requirements, total transformation costs of approximately $200 million to $250 million, with the majority of the remaining balance to be incurred in fiscal 2027, the evaluation of strategic alternatives for certain non-core businesses, including the outcome of the strategic review of the Flightscape business, proceeding within anticipated timeframes, continued access to capital markets at investment-grade terms, our available liquidity and cash flows from operations and continued access to debt funding being sufficient to meet financial requirements in the foreseeable future, and the ability to retain and attract key talent to execute the transformation plan and sustain long-term performance improvement. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of growth in its key civil aviation market. Accordingly, the assumptions outlined in this press release and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this press release, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2026 available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov).

With respect to the fiscal 2030 targets specifically, these are based on assumptions that extend over a significantly longer time horizon than the fiscal 2027 outlook and, accordingly, are subject to greater uncertainty. The assumptions underlying the fiscal 2030 targets, while reasonable in the circumstances and carefully considered, are particularly sensitive to the successful execution and timing of transformation initiatives, changes in competitive dynamics, macroeconomic conditions, foreign exchange rate movements and the broader geopolitical environment over the intervening period. Small changes in any of these assumptions could result in materially different outcomes over the longer time horizon.

Material risks
Important risks that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the fiscal year ended March 31, 2026, available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. Key risks that are particularly relevant to the forward-looking information contained in this press release include, but are not limited to the ability to successfully execute the transformation plan, including achieving cost savings and operational efficiencies, within the anticipated timeframe and at expected cost levels, softness or further deterioration in the civil aviation training market, including reduced demand for full-flight simulators and training services, lower-than-anticipated training centre utilization, OEM production delays and supply chain constraints that could further limit aircraft deliveries, and continued overcapacity from growth investments that outpaced actual demand, geopolitical instability, including the ongoing military conflicts in the Middle East, the escalating regional conflict involving Iran and its implications for global oil markets and air traffic, the rapidly evolving trade and tariff environment including the USMCA renewal process, and their direct and indirect impacts on CAE’s operations, customers and supply chains, the ability to manage and successfully retire the remaining Legacy Contract programs within scheduled timelines and mitigate the financial and operational risks associated therewith, the ability to retain and attract qualified personnel, including key management and technical staff required for transformation initiatives, and the risks associated with significant headcount reductions on institutional knowledge, customer relationships and organizational capability, the ability to complete the evaluation of strategic alternatives for non-core businesses, including the strategic review of the Flightscape business, on acceptable terms, within expected timeframes and without adverse impacts on remaining operations or customer relationships, fluctuations in foreign exchange rates, interest rates, and commodity prices, including oil prices, and their direct and indirect effects on CAE’s reported results, competitiveness and customer demand, competition and the potential impact of new technologies, including artificial intelligence and automation, on CAE’s traditional business model, and the potential for new entrants to disrupt the training market, changes in laws, regulations and government policies, including defence spending and procurement policies, that may affect CAE’s business, and the risk that increases in defence budgets by NATO and allied nations may not translate into addressable contract opportunities for CAE, a global or regional recession, whether triggered by trade conflicts, oil price shocks, or other macroeconomic factors, that could cascade into reduced air travel growth, lower demand for CAE’s products and services, and constrained defence spending, the Company’s ability to maintain its investment-grade credit rating and manage its leverage ratio during the transformation period, the Company’s reliance on equity‑accounted joint ventures for a material portion of adjusted segment operating income, creating exposure to the performance of entities over which CAE does not have full operational control, and an increase in cybersecurity threats that could disrupt operations, compromise customer data, or result in financial losses. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-IFRS and other financial measure definitions
This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

Reconciliations and calculations of non-IFRS measures to the most directly comparable measures under IFRS are also set forth below in the section Reconciliations and Calculations of this press release.

Changes to non-IFRS measures
In the fourth quarter of fiscal 2026, we revised the composition and designation of certain non-IFRS measures to align with strategic priorities and enhance comparability with industry peers.
–Free cash flow was revised to include growth capital expenditures and capitalized development costs and exclude dividends paid;
–Adjusted return on invested capital (ROIC) replaced adjusted return on capital employed (ROCE); and
–Invested capital replaced capital employed, without changing the composition of this measure.

Comparative figures have been reclassified to conform to these changes.

Performance measures
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.4 of the MD&A for the year ended March 31, 2026 and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non‑financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.4 of the MD&A for the year ended March 31, 2026 and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.4 of the MD&A for the year ended March 31, 2026 and Section 5.6 for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items.

Free cash flow
Free cash flow is a non-IFRS financial measure that assesses our ability to generate cash from our ongoing operations after considering ongoing investments required for property, plant and equipment and intangible assets. It demonstrates our ability to generate cash to repay debt obligations, make strategic investments and return cash to shareholders through either dividends or share repurchases. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting property, plant and equipment expenditures, intangible assets expenditures and other investing activities and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Cash conversion rate
Cash conversion rate is a non-IFRS ratio calculated by dividing free cash flow by adjusted net income. We use it to assess our performance in cash flow generation and as a basis for evaluating our capitalization structure.

Liquidity and Capital Structure measures

Invested capital
Invested capital is a non-IFRS financial measure we use to evaluate and monitor how much we are investing in our business:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts, employee benefits assets and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long‑term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Adjusted return on invested capital (ROIC)
Adjusted ROIC is a non-IFRS ratio calculated over a rolling four-quarter period by taking adjusted net operating income after tax, divided by the average invested capital from continuing operations. Adjusted net operating income after tax is calculated by taking adjusted net income and further adjusting for finance expense – net, after tax, and amortization of acquired intangible assets, after tax. We use adjusted ROIC to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to EBITDA and net debt-to-adjusted EBITDA
Net debt-to EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity. The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

Growth measures
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above, but excludes any portion of orders that have been directly subcontracted to a CAE subsidiary, which are already reflected in the determination of obligated backlog;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

Supplementary non-financial information definitions
Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

Reconciliations and Calculations
Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended March 31	2026	2025	2026	2025	2026	2025
Operating income	$88.0	$197.4	$39.4	$42.5	$127.4	$239.9
Restructuring, integration and acquisition costs	64.4	—	20.0	—	84.4	—
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	—	4.7	—	3.6	—	8.3
Shareholder matters	—	6.3	—	4.3	—	10.6
Adjusted segment operating income	$152.4	$208.4	$59.4	$50.4	$211.8	$258.8

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Years ended March 31	2026	2025	2026	2025	2026	2025
Operating income	$437.9	$605.3	$174.4	$123.9	$612.3	$729.2
Restructuring, integration and acquisition costs	64.4	37.8	20.0	18.7	84.4	56.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	8.2	4.7	5.8	3.6	14.0	8.3
Shareholder matters	—	6.3	—	4.3	—	10.6
Gain on fair value remeasurement of SIMCOM	—	(72.6)	—	—	—	(72.6)
Adjusted segment operating income	$510.5	$581.5	$200.2	$150.5	$710.7	$732.0

Reconciliation of adjusted net income and adjusted EPS

	Three months ended		Years ended
	March 31		March 31
(amounts in millions, except per share amounts)	2026	2025	2026	2025
Net income attributable to equity holders of the Company	$73.1	$135.9	$313.1	$405.3
Restructuring, integration and acquisition costs, after tax	63.0	—	63.0	43.2
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs, after tax	—	6.1	10.3	6.1
Shareholder matters, after tax	—	7.6	—	7.6
Gain on fair value remeasurement of SIMCOM, after tax	—	—	—	(76.7)
Adjusted net income	$136.1	$149.6	$386.4	$385.5

Average number of shares outstanding (diluted)	323.2	321.1	322.2	319.7

Adjusted EPS	$0.42	$0.47	$1.20	$1.21

Reconciliation of free cash flow and cash conversion rate

	Three months ended			Years ended
		March 31			March 31
(amounts in millions, except cash conversion rate)	2026	2025		2026	2025
Cash provided by operating activities*	$231.6	$233.8		$829.6	$699.4
Changes in non-cash working capital	(46.0)	88.9		(37.7)	197.1
Net cash provided by operating activities	$185.6	$322.7		$791.9	$896.5
Maintenance capital expenditures	(12.2)	(27.6)		(65.1)	(84.2)
Intangible assets expenditures excluding capitalized development costs	(1.3)	(3.8)		(11.4)	(20.9)
Proceeds from the disposal of property, plant and equipment	0.3	16.1		5.4	19.4
Net payments to equity accounted investees	(7.3)	(14.0)		(31.6)	(19.0)
Dividends received from equity accounted investees	18.6	—		79.6	28.7
Other investing activities	(1.0)	(4.0)		(10.0)	(6.6)
Free cash flow before growth expenditures	$182.7	$289.4		$758.8	$813.9
Growth capital expenditures	(30.5)	(81.4)		(222.7)	(272.0)
Capitalized development costs	(17.2)	(13.8)		(62.3)	(67.0)
Free cash flow	$135.0	$194.2		$473.8	$474.9
* before changes in non-cash working capital

Adjusted net income				$386.4	$385.5
Cash conversion rate			%	123%	123

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	March 31
(amounts in millions, except net debt-to-EBITDA ratios)	2026	2025
Operating income	$612.3	$729.2
Depreciation and amortization	460.1	414.7
EBITDA	$1,072.4	$1,143.9
Restructuring, integration and acquisition costs	84.4	56.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	14.0	8.3
Shareholder matters	—	10.6
Gain on fair value remeasurement of SIMCOM	—	(72.6)
Adjusted EBITDA	$1,170.8	$1,146.7

Net debt	$2,681.8	$3,176.7

Net debt-to-EBITDA	2.50	2.78
Net debt-to-adjusted EBITDA	2.29	2.77

Reconciliation of invested capital

	As at March 31	As at March 31
(amounts in millions)	2026	2025
Current assets	$2,265.2	$2,143.6
Less: cash and cash equivalents	(552.4)	(293.7)
Current liabilities	(2,361.3)	(2,686.5)
Less: current portion of long-term debt	252.0	399.0
Non-cash working capital	$(396.5)	$(437.6)
Property, plant and equipment	2,993.0	2,989.5
Intangible assets	3,692.2	3,871.0
Other long-term assets	2,197.4	2,209.7
Other long-term liabilities	(416.2)	(479.9)
Invested capital	$8,069.9	$8,152.7

Calculation of adjusted ROIC

	Last twelve months ended
	March 31
(amounts in millions)		2026	2025
Adjusted net income		$386.4	$385.5
Finance expense – net, after tax		166.7	166.9
Amortization of acquired intangible assets, after tax		67.7	62.5
Adjusted net operating income after tax		$620.8	$614.9

Average invested capital		$8,165.7	$7,705.3

Adjusted ROIC	%	7.6%	8.0

For non-IFRS and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under IFRS, please refer to Section 11 of CAE’s MD&A for the year ended March 31, 2026 (which is incorporated by reference into this press release) available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov).

Forward-looking financial measures
Transformation run-rate savings
Transformation run-rate savings is a supplementary financial measure we use to show the targeted total cost savings from the activities and initiatives associated with our transformation plan and their anticipated contribution to adjusted segment operating income. We use it to track and measure the success of our transformation plan.

Updated definitions
Aligning with strategic priorities and to provide more accurate visibility to investors, we have decided to change our definition of adjusted segment operating income and adjusted net income starting in fiscal 2027. These updated definitions also impact the determination of adjusted EPS and our cash conversion rate. The tables below reconcile the previously reported definitions and calculations for the fiscal years ended March 31, 2025 and March 31, 2026 to the updated definitions and calculations that will be used going forward. The updated definition of adjusted segment operating income and adjusted net income further adjusts for the impact of amortization of acquired intangible assets.

Reconciliation of adjusted segment operating income excluding the impact of amortization of acquired intangible assets

			Defense
(amounts in millions)	Civil Aviation		and Security		Total
Years ended March 31	2026	2025	2026	2025	2026	2025
Adjusted segment operating income (SOI)	$510.5	$581.5	$200.2	$150.5	$710.7	$732.0
Amortization of acquired intangible assets	61.7	56.4	24.2	24.3	85.9	80.7
Adjusted SOI excluding the impact of amortization of acquired intangible assets (updated definition)	$572.2	$637.9	$224.4	$174.8	$796.6	$812.7

Reconciliation of adjusted net income and adjusted EPS excluding the impact of amortization of acquired intangible assets

	Years ended
	March 31
(amounts in millions, except per share amounts)	2026	2025
Adjusted net income	$386.4	$385.5
Amortization of acquired intangible assets, after tax	67.7	62.5
Adjusted net income excluding the impact of amortization of acquired intangible assets (updated definition)	$454.1	$448.0

Average number of shares outstanding (diluted)	322.2	319.7

Adjusted EPS excluding the impact of amortization of acquired intangible assets (updated definition)	$1.41	$1.40

Reconciliation of cash conversion rate excluding the impact of amortization of acquired intangible assets

	Years ended
	March 31
(amounts in millions, except cash conversion rate)	2026	2025
Free cash flow	$473.8	$474.9

Adjusted net income excluding the impact of amortization of acquired intangible assets (updated definition)	$454.1	$448.0
Cash conversion rate excluding the impact of amortization of acquired intangible assets (updated definition)%	104%	106

Consolidated Income Statement

Years ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	2026	2025
Revenue	$4,914.0	$4,707.9
Cost of sales	3,523.2	3,407.8
Gross profit	$1,390.8	$1,300.1
Research and development expenses	144.0	123.2
Selling, general and administrative expenses	624.3	565.4
Other (gains) and losses	8.5	(13.3)
Share of after-tax profit of equity accounted investees	(82.7)	(88.3)
Restructuring, integration and acquisition costs	84.4	56.5
Gain on remeasurement of previously held equity interest	—	(72.6)
Operating income	$612.3	$729.2
Finance expense – net	212.1	215.5
Earnings before income taxes	$400.2	$513.7
Income tax expense	77.5	98.7
Net income	$322.7	$415.0
Attributable to:
Equity holders of the Company	$313.1	$405.3
Non-controlling interests	9.6	9.7
Earnings per share attributable to equity holders of the Company
Basic	$0.98	$1.27
Diluted	0.97	1.27

Consolidated Statement of Comprehensive Income

Years ended March 31
(amounts in millions of Canadian dollars)	2026	2025
Net income	$322.7	$415.0
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations	$(105.7)	$381.9
Net gain (loss) on hedges of net investment in foreign operations	61.5	(125.2)
Reclassification to income of gains on foreign currency exchange differences	(5.1)	(10.1)
Net gain (loss) on cash flow hedges	6.1	(41.4)
Reclassification to income of losses on cash flow hedges	8.1	20.6
Income taxes	(0.4)	5.9
	$(35.5)	$231.7
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$79.3	$(54.3)
Income taxes	(21.0)	14.4
	$58.3	$(39.9)
Other comprehensive income	$22.8	$191.8
Total comprehensive income	$345.5	$606.8
Attributable to:
Equity holders of the Company	$336.8	$593.2
Non-controlling interests	8.7	13.6

Consolidated Statement of Financial Position

As at March 31
(amounts in millions of Canadian dollars)	2026	2025

Assets
Cash and cash equivalents	$552.4	$293.7
Accounts receivable	624.3	612.0
Contract assets	485.3	482.2
Inventories	454.8	595.0
Prepayments	77.2	78.2
Income taxes recoverable and tax credits recoverable	61.5	59.0
Derivative financial assets	9.7	23.5
Total current assets	$2,265.2	$2,143.6
Property, plant and equipment	2,993.0	2,989.5
Right-of-use assets	743.4	788.0
Intangible assets	3,692.2	3,871.0
Investment in equity accounted investees	572.7	559.1
Employee benefits assets	44.5	11.6
Deferred tax assets	147.6	191.8
Derivative financial assets	0.6	1.4
Other non-current assets	688.6	657.8
Total assets	$11,147.8	$11,213.8

Liabilities and equity
Accounts payable and accrued liabilities	$935.1	$1,190.8
Provisions	42.8	34.5
Income taxes payable	20.0	18.4
Contract liabilities	1,086.9	1,001.6
Current portion of long-term debt	252.0	399.0
Derivative financial liabilities	24.5	42.2
Total current liabilities	$2,361.3	$2,686.5
Provisions	11.2	14.3
Long-term debt	2,982.2	3,071.4
Employee benefits obligations	106.1	134.1
Deferred tax liabilities	38.3	40.7
Derivative financial liabilities	14.6	22.4
Other non-current liabilities	246.0	268.4
Total liabilities	$5,759.7	$6,237.8
Equity
Share capital	$2,382.2	$2,327.1
Contributed surplus	96.8	69.8
Accumulated other comprehensive income	347.2	381.8
Retained earnings	2,478.6	2,112.8
Equity attributable to equity holders of the Company	$5,304.8	$4,891.5
Non-controlling interests	83.3	84.5
Total equity	$5,388.1	$4,976.0
Total liabilities and equity	$11,147.8	$11,213.8

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the Company
	Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2024	318,312,233	$2,252.9	$55.4	$154.0	$1,762.6	$4,224.9	$77.7	$4,302.6
Net income	—	$—	$—	$—	$405.3	$405.3	$9.7	$415.0
Other comprehensive income (loss)	—	—	—	227.8	(39.9)	187.9	3.9	191.8
Total comprehensive income	—	$—	$—	$227.8	$365.4	$593.2	$13.6	$606.8
Exercise of stock options	2,763,675	79.0	(11.9)	—	—	67.1	—	67.1
Settlement of equity-settled awards	45,430	1.3	(1.3)	—	—	—	—	—
Repurchase and cancellation of common shares	(856,230)	(6.1)	—	—	(15.2)	(21.3)	—	(21.3)
Equity-settled share-based payments expense, after tax	—	—	27.6	—	—	27.6	—	27.6
Transactions with non-controlling interests	—	—	—	—	—	—	(6.8)	(6.8)
Balances as at March 31, 2025	320,265,108	$2,327.1	$69.8	$381.8	$2,112.8	$4,891.5	$84.5	$4,976.0
Net income	—	$—	$—	$—	$313.1	$313.1	$9.6	$322.7
Other comprehensive (loss) income	—	—	—	(34.6)	58.3	23.7	(0.9)	22.8
Total comprehensive (loss) income	—	$—	$—	$(34.6)	$371.4	$336.8	$8.7	$345.5
Exercise of stock options	1,657,429	56.4	(10.1)	—	—	46.3	—	46.3
Settlement of equity-settled awards	2,950	0.1	(0.1)	—	—	—	—	—
Repurchase and cancellation of common shares	(191,100)	(1.4)	—	—	(5.6)	(7.0)	—	(7.0)
Equity-settled share-based payments expense, after tax	—	—	37.2	—	—	37.2	—	37.2
Transactions with non-controlling interests	—	—	—	—	—	—	(9.9)	(9.9)
Balances as at March 31, 2026	321,734,387	$2,382.2	$96.8	$347.2	$2,478.6	$5,304.8	$83.3	$5,388.1

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	2026	2025
Operating activities
Net income	$322.7	$415.0
Adjustments for:
Depreciation and amortization	460.1	414.7
Impairment of non-financial assets – net	58.8	7.1
Share of after-tax profit of equity accounted investees	(82.7)	(88.3)
Deferred income taxes	21.9	44.9
Investment tax credits	(7.7)	(10.1)
Equity-settled share-based payments expense	36.7	25.2
Defined benefit pension plans	18.1	34.6
Derivative financial assets and liabilities – net	13.8	(39.8)
Gain on remeasurement of previously held equity interest	—	(72.6)
Other	(12.1)	(31.3)
Changes in non-cash working capital	(37.7)	197.1
Net cash provided by operating activities	$791.9	$896.5
Investing activities
Business combinations, net of cash acquired	$—	$(308.0)
Property, plant and equipment expenditures	(287.8)	(356.2)
Proceeds from disposal of property, plant and equipment	5.4	19.4
Intangible assets expenditures	(73.7)	(87.9)
Net payments to equity accounted investees	(31.6)	(19.0)
Dividends received from equity accounted investees	79.6	28.7
Other	(11.2)	(9.3)
Net cash used in investing activities	$(319.3)	$(732.3)
Financing activities
Net repayment of borrowing under revolving credit facilities	$—	$(45.0)
Proceeds from long-term debt	89.5	331.5
Repayment of long-term debt	(278.9)	(321.3)
Repayment of lease liabilities	(61.1)	(59.9)
Net proceeds from the issuance of common shares	46.3	67.1
Repurchase and cancellation of common shares	(7.0)	(21.3)
Other	(1.5)	(0.9)
Net cash used in financing activities	$(212.7)	$(49.8)
Effect of foreign currency exchange differences on cash and cash equivalents	$(1.2)	$19.2
Net increase in cash and cash equivalents	$258.7	$133.6
Cash and cash equivalents, beginning of year	293.7	160.1
Cash and cash equivalents, end of year	$552.4	$293.7

ABOUT CAE

At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow.

Read our FY25 Global Annual Activity and Sustainability Report (https://www.cae.com).

Contacts

General Media:
Samantha Golinski, Senior Vice President, Communications, +1-438-805-5856, samantha.golinski@cae.com

Investor Relations:
Andrew Arnovitz, Chief Strategy Officer, +1-514-734-5760, andrew.arnovitz@cae.com